VE 3-5-03

**ART 3/3/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03011216

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 2 8 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8- 52917

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Kabrik Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Broadway, Suite 814
(No. and Street)

New York | New York | 10004
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James A. Conlin, Jr. (212) 825-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue | Lake Success | New York | 11042
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James A. Conlin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kabrik Trading, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA PAOLUCCIO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01PA6068050
QUALIFIED IN RICHMOND COUNTY
COMMISION EXPIRES DECEMBER 24, 2004

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietor's Capital~~ Members' Equity.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KABRIK TRADING, LLC
11 BROADWAY
NEW YORK, NY 10004

* *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

* *

KABRIK TRADING, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	35,388
Receivable from brokers and dealers		476,800
Advance to employees		7,500
Furniture, equipment and leasehold improvements, at cost less accumulated depreciation and amortization of $47,610		224,711
Other assets		42,124
	$	786,523

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accrued salaries and profit sharing	$	225,000
Accrued expenses and other liabilities		99,132
Accrued taxes payable		8,820
Deferred tax liability		1,700
		334,652
Liabilities subordinated to claims of general creditors		250,000
Commitments		
Members' equity		201,871
	$	786,523

The accompanying notes are an integral part of this financial statement.

KABRIK TRADING, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION:

Kabrik Trading, LLC (the "Company") was organized as a limited liability company under the laws of the State of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange and National Association of Securities Dealers. The Company principally engages in executing transaction orders on the floor of the New York Stock Exchange on behalf of its clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash Equivalents:

The Company considers all money market accounts, time deposits and certificates of deposit purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition:

Securities transactions and the related revenue and expenses are recorded on a trade date basis.

Income Taxes:

The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not itself subject to federal and state income taxes. Members are liable for their distributive shares of the Company's income and losses. However, the Company is subject to New York City unincorporated business tax.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using accelerated and straight-line methods over the estimated useful lives of the related assets which range from five to seven years. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the improvements.

3. RECEIVABLE FROM BROKERS AND DEALERS:

Receivable from brokers and dealers consists of the following:

Deposit at clearing broker	$ 100,000
Commission receivable	376,800
	$ 476,800

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:

The borrowings under subordination agreements at December 31, 2002 are as follows:

Subordinated equity, 10%, due February 29, 2004 to member	$ 125,000
Subordinated equity, 10%, due February 29, 2004 to member	125,000
	$ 250,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule as equity borrowings. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements they may not be repaid.

5. LEASES:

The Company is obligated under noncancellable operating leases for three office spaces in New York. The leases expire February 29, 2004, December 31, 2006 and January 31, 2008 and contain provision for escalation based on increases in certain costs incurred by the landlords.

A schedule of future minimum annual rental payments due is as follows:

Year Ending December 31,	Agreement Lease Payments
2003	$ 180,830
2004	167,659
2005	167,350
2006	173,066
2007	75,214
Thereafter	6,288
	$ 770,407

6. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2002, the Company had net capital, as defined, of $183,333 which exceeded the required minimum net capital of $55,002 by $128,331. Aggregate indebtedness at December 31, 2002 totaled $825,033. The ratio of aggregate indebtedness to net capital was 4.5 to 1.

7. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

From time to time, the Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration.

8. SEAT LEASE:

The Company leases four seats on the New York Stock Exchange. The lease payments are as follows:

Expiration Date	Minimum Lease Payments
November 30, 2003	$ 302,500
March 30, 2003	143,650
August 7, 2003	189,581
	$ 635,731

9. INCOME TAXES:

The Company files a partnership income tax and is therefore not subject to federal and state income taxes. However, the Company is subject to New York City unincorporated business tax.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Deferred income taxes have been provided to account for temporary differences arising primarily from amortization and depreciation, treated differently for financial statement and income tax reporting purposes.

10. PROFIT-SHARING PLAN:

The Company sponsors a defined contribution 401(k) profit-sharing plan covering substantially all employees with one year of service as defined in the plan agreement. Contributions to the plan by the Company are determined at year end. Employees qualify for benefits upon reaching the age of 65. Vesting begins at 25% after one year of service, 50% after two years, and 100% after the third year.

The profit-sharing plan provides for an employee election to reduce compensation by a voluntary contribution to a 401(k) account.

* * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2002 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Kabrik Trading, LLC, (the "Company") as of December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kabrik Trading, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 20, 2003